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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Pre-Paid Legal Services, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   740065 10 7
                                 (CUSIP Number)

                                 Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 11 Pages

CUSIP No. 586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Thomas W. Smith
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    983,630
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,687,437
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,240,851
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,687,437
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,928,288
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages

CUSIP No. 586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Scott J. Vassalluzzo
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF and OO (Funds of Managed Accounts)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    9,100
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,687,437
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           20,100
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,687,437
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,707,537
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages

CUSIP No. 586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Idoya Partners
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York Limited Partnership
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,321,456
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,321,456
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,321,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 11 Pages

CUSIP No. 586002 10 7

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Prescott Associates
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York Limited Partnership
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,194,675
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,194,675
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,194,675
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 11 Pages

Explanatory Note:

      The following constitutes Amendment No. 3 ("Amendment") to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Thomas N. Tryforos, Idoya Partners and Prescott Associates originally filed with the Securities Exchange Commission on March 20, 2002 (SEC File No. 005-31480), as amended by Amendment No. 1 filed on November 12, 2002 (SEC File No. 005-78586) and Amendment No. 2 filed on October 21, 2004 (SEC File No. 005-31480) (the "Schedule 13D"). The Schedule 13D is being further amended to reflect the removal of Thomas N. Tryforos as a joint filer based on the fact that, as of December 31, 2004, Mr. Tryforos no longer beneficially owned more than five percent of the common stock of Pre-Paid Legal Services, Inc.

      The Original Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer

      This statement relates to the common stock, $0.01 par value (the "Common Stock"), of Pre-Paid Legal Services, Inc., an Oklahoma corporation whose principal executive offices are located at 321 East Main Street, Ada, Oklahoma 74820 (the "Issuer").

Item 2. Identity and Background

      (a) - (f) This Statement is filed jointly by: (i) Thomas W. Smith and Scott J. Vassalluzzo, each of whom is a private investment manager; (ii) Idoya Partners, a New York limited partnership for which Messrs. Smith and Vassalluzzo are each a general partner; and (iii) Prescott Associates, a New York limited partnership for which Messrs. Smith and Vassalluzzo are each a general partner (the persons and entities in (i) through (iii) are referred to collectively herein as the "Reporting Persons"). The business address for each of the Reporting Persons is 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Schedule 13D in excess of those shares as to which they have or share voting or investment authority.

      During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each of the Messrs. Smith and Vassalluzzo is a citizen of the United States. Idoya Partners and Prescott Associates are New York limited partnerships.

                                                              Page 7 of 11 Pages

Item 3. Source and Amount of Funds or Other Consideration

      In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $58,880,011 of the funds of the Managed Accounts (including $ 25,354,111 and $ 22,346,392 contributed by Idoya Partners and Prescott Associates, respectively), Mr. Smith contributed $23,267,403 of his personal funds and Mr. Vassalluzzo contributed $231,777 of his personal funds.

Item 4. Purpose of Transaction

      As described more fully in Item 5 below, Messrs. Smith and Vassalluzzo beneficially own 3,020,788 and 2,698,437 shares of Common Stock, respectively, in their capacity as investment managers for Idoya Partners, Prescott Associates and other managed accounts (the "Managed Accounts"). The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships (including Idoya Partners and Prescott Associates) for which Messrs. Smith and Vassalluzzo are each a general partner, (ii) an employee profit-sharing plan of a corporation wholly-owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, (iii) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee, and
(iv) certain family members of Messrs Smith and Vassalluzzo and trusts for the benefit of certain family members of Mr. Smith. In addition, Messrs. Smith and Vassalluzzo own 907,500 and 9,100 shares of Common Stock, respectively, for their own accounts (collectively, the "Personal Shares"). The 3,031,788 shares of Common Stock owned by the Managed Accounts (the "Managed Account Shares") were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts. Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes. Based on market conditions, an evaluation of alternative investments and such other factors as may be considered relevant, the Reporting Persons may purchase or sell Common Stock from time to time on terms considered desirable by the Reporting Persons. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D. Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Smith's position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in
Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) Based on the 15,509,388 shares of Common Stock reported as outstanding in the Issuer's quarterly report on Form 10-Q filed on October 27, 2004, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith - 3,928,288 shares (25.3%); Mr. Vassalluzzo - 2,707,537 shares (17.5%); Idoya Partners - 1,321,456 shares (8.5%); and Prescott Associates - 1,194,675 shares (7.7%).

                                                              Page 8 of 11 Pages

      (b) Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of 983,630 and 9,100 shares of Common Stock, respectively, and to dispose or to direct the disposition of 1,240,851 and 20,100 shares of Common Stock, respectively. Idoya Partners and Prescott Associates have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,321,456 and 1,194,675 shares of Common Stock, respectively. Of the 3,031,788 shares of Common Stock owned by the Managed Accounts, Messrs. Smith and Vassalluzzo share the power to vote or to direct the vote of and dispose or to direct the disposition of 2,687,437 shares of Common Stock. Idoya Partners and Prescott Associates do not share the power to vote or to direct the vote and dispose or to direct the disposition of any Common Stock.

      (c) During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock, except for the following:

     Date         Nature of Transaction        Reporting Person       Number of Shares      Price Per Share
--------------  -------------------------  -----------------------  --------------------  -------------------
   01/03/05          Disposition (1)            Thomas W. Smith           25,000                  n/a (1)

   01/03/05          Acquisition (1)            Thomas W. Smith            7,500                  n/a (1)

   01/14/05          Disposition (2)          Prescott Associates         42,825                  n/a (2)

----------
(1) Represents an in-kind liquidating distribution by a private investment limited partnership for which Mr. Smith was a general partner. The distribution was without consideration and was effected in accordance with the terms of the partnership's limited partnership agreement. Mr. Smith received 7,500 shares of Common Stock as his pro-rata portion of the distribution, which acquisition represented a change in form of beneficial ownership only.

(2) Represents an in-kind distribution by Prescott Associates. The distribution was without consideration and was effected in accordance with the terms of Prescott Associates' limited partnership agreement.

      (e) As of December 31, 2004, Thomas N Tryforos ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      On October 4, 2004, the Issuer's Board of Directors elected Mr. Smith to serve as a director and a member of its Nominating and Compensation Committees. Under the Issuer's Stock Option Plan, non-employee directors receive options to purchase 10,000 shares of the Issuer's common stock on March 1 of each year. With respect to any Managed Account established for the benefit of family members or friends of a Reporting Person, the voting and investment authority accorded the Reporting Person is subject to each beneficiary's ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Subject to

                                                              Page 9 of 11 Pages

the foregoing, and except as otherwise set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

      1. Agreement relating to the joint filing of this statement on Schedule 13D/A dated January 31, 2005.

                                                             Page 10 of 11 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date January 31, 2005

                                                 /s/ Thomas W. Smith
                                            ------------------------------------
                                                     Thomas W. Smith


                                                 /s/ Scott J. Vassalluzzo
                                            ------------------------------------
                                                     Scott J. Vassalluzzo


                                            IDOYA PARTNERS


                                                 /s/ Thomas W. Smith
                                            ------------------------------------
                                            By:      Thomas W. Smith
                                            Its:     General Partner


                                            PRESCOTT ASSOCIATES


                                                 /s/ Thomas W. Smith
                                            ------------------------------------
                                            By:      Thomas W. Smith
                                            Its:     General Partner